Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Bioventus Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

09075A108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09075A108	Schedule 13G	Page 1 of 8

1	Names of Reporting Persons Spindletop Healthcare Capital, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,906,395
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,906,395

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,906,395
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.6%
12	Type of Reporting Person PN

CUSIP No. 09075A108	Schedule 13G	Page 2 of 8

1	Names of Reporting Persons Spindletop Capital GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,906,395
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,906,395

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,906,395
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.6%
12	Type of Reporting Person PN

CUSIP No. 09075A108	Schedule 13G	Page 3 of 8

1	Names of Reporting Persons Spindletop GP Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,906,395
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,906,395

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,906,395
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.6%
12	Type of Reporting Person OO

CUSIP No. 09075A108	Schedule 13G	Page 4 of 8

1	Names of Reporting Persons Evan S. Melrose
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,906,395
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,906,395

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,906,395
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.6%
12	Type of Reporting Person IN

CUSIP No. 09075A108	Schedule 13G	Page 5 of 8

ITEM 1.	(a) Name of Issuer:

Bioventus Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

4721 Emperor Boulevard, Suite 100, Durham, North Carolina 27703

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Spindletop Healthcare Capital, L.P.

Spindletop Capital GP, L.P.

Spindletop GP Management, LLC

Evan S. Melrose

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is 3571 Far West Boulevard, PMB #108, Austin, Texas 78731.

(c)	Citizenship of each Reporting Person is:

Evan S. Melrose is a citizen of the United States. Each of the other Reporting Persons is organized under the laws of the state of Delaware.

(d)	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share (“Class A Common Stock”).

(e)	CUSIP Number:

09075A108

ITEM 3.

Not applicable.

CUSIP No. 09075A108	Schedule 13G	Page 6 of 8

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2021, based upon 59,438,082 shares of Class A Common Stock outstanding as of November 9, 2021, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Spindletop Healthcare Capital, L.P.	3,906,395	6.6%	0	3,906,395	0	3,906,395
Spindletop Capital GP, L.P.	3,906,395	6.6%	0	3,906,395	0	3,906,395
Spindletop GP Management, LLC	3,906,395	6.6%	0	3,906,395	0	3,906,395
Evan S. Melrose	3,906,395	6.6%	0	3,906,395	0	3,906,395

The Class A Common Stock reported herein is held of record by Spindletop Healthcare Capital L.P. Mr. Melrose is the manager of Spindletop GP Management, LLC, which is the general partner of Spindletop Capital GP, L.P., which is the general partner of Spindletop Healthcare Capital L.P. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 09075A108	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022

Spindletop Healthcare Capital, L.P.

By:	Spindletop Capital GP, L.P., its general partner
By:	Spindletop GP Management, LLC, its general partner

By:	/s/ Evan Melrose
Name:	Evan Melrose
Title:	Manager

Spindletop Capital GP, L.P.
By:	By: Spindletop GP Management, LLC, its general partner

By:	/s/ Evan Melrose
Name:	Evan Melrose
Title:	Manager

Spindletop GP Management, LLC

By:	/s/ Evan Melrose
Name:	Evan Melrose
Title:	Manager

Evan S. Melrose

/s/ Evan Melrose

CUSIP No. 09075A108	Schedule 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.